                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                   PURSUANT TO
                          RULE 101(d) OF REGULATION S-T

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1

                          Consortium G Dina Group, Inc.
                     (Consorcio G Grupo Dina, S.A. de C.V.)
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Series L Stock, as the equity security
               underlying the Series L American Depository Shares
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210306205
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
      Section 240.13d-7 for other parties to whom copies are to be sent.
                        (Continued on following pages)

                               Page 1 of 31 Pages
                         Exhibit Index Found on Page 30
--------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===============================
CUSIP No. 210306205
===============================
===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Partners, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   2,774,378 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   2,774,378 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,774,378 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
=========----------------------------------------------------------------------

                               Page 2 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   2,925,224 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   2,925,224 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,925,224 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
=========----------------------------------------------------------------------

                               Page 3 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners II, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   653,664 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   653,664 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         653,664 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
=========----------------------------------------------------------------------

                               Page 4 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Institutional Partners III, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   432,174 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   432,174 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         432,174 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
=========----------------------------------------------------------------------

                               Page 5 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Tinicum Partners, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   340,597 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   340,597 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         340,597 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
=========----------------------------------------------------------------------

                               Page 6 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon  Capital (CP) Investors, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, is the deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   385,646 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   385,646 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         385,646 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
=========----------------------------------------------------------------------

                               Page 7 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Capital Management, L.L.C.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   4,486,352 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   4,486,352 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,486,352 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IA, OO
=========----------------------------------------------------------------------

                               Page 8 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Farallon Partners, L.L.C.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   7,511,683 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   7,511,683 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,511,683 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.1 % [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         OO
=========----------------------------------------------------------------------

                               Page 9 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Enrique H. Boilini
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Argentina
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 10 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David I. Cohen
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 11 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph F. Downes
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 12 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William F. Duhamel
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 13 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrew B. Fremder
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 14 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard B. Fried
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 15 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         William F. Mellin
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 16 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Stephen L. Millham
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 17 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Meridee A. Moore
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas F. Steyer
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 19 of 31 Pages

                                       13D
===============================
CUSIP No. 210306205
===============================

===============================================================================
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark C. Wehrly
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [   ]

                                                                (b) [ X ]**
       ** The reporting persons making this filing are the deemed beneficial holders of an aggregate of 11,998,039 Series L Shares, which is 18.1% of the class of securities. The reporting person on this cover page, however, may be deemed beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         AF, OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
   NUMBER OF          SOLE VOTING POWER

    SHARES        7   -0-
-------------------------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER

   OWNED BY       8   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
     EACH             SOLE DISPOSITIVE POWER

   REPORTING      9   -0-
-------------------------------------------------------------------------------
  PERSON WITH         SHARED DISPOSITIVE POWER

                 10   11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,998,039 [See Preliminary Note]
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
                                                                    [   ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1% [See Preliminary Note]
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
=========----------------------------------------------------------------------

                              Page 20 of 31 Pages

Preliminary Note:
-----------------
     The Reporting Persons (as defined below) have previously filed a Schedule 13G with respect to the Series L Stock (the " Series L Shares") of Consortium G Dina Group, Inc. (the "Company"), as the equity security underlying the Series L American Depository Shares (the "Series L ADS Shares") issued by the Company. As stated in the Schedule 13G, some of the Reporting Persons are the record holders of certain of the Company's 8% Convertible Subordinated Debentures due August 8, 2004 (the "Debentures"). Pursuant to the terms and conditions of the Indenture dated as of August 8, 1994 between the Company as the Issuer and Bankers Trust Company as Trustee for up to $164,000,000 of the Debentures, the Debentures are immediately convertible into Series L ADS Shares. As a result, the Reporting Persons are deemed to beneficially own certain Series L Shares through their ownership of Debentures. As described in Item 4 below, the Reporting Persons (as defined below) are now filing this Schedule 13D with respect to the same Series L Shares reported in the Schedule 13G. The Reporting Persons are not the record holders of any Series L ADS Shares or any Series L Shares and have not acquired any additional Debentures since the filing of the Schedule 13G.

      All numbers and percentages contained in this Schedule 13D represent Series L Shares, and not Series L ADS Shares.

Item 1.  Security And Issuer.
------   -------------------

     This statement relates to the shares of Series L Stock, as the equity security underlying the Series L American Depository Shares of Consortium G Dina Group, Inc. (Consorcio G Grupo Dina, S.A. de C.V.) (the "Company"). The Company's principal offices are located at Tlacoquemecatl 41, Colonia Del Valle, 03100, Mexico D.F., Mexico.

Item 2.  Identity And Background.
------   -----------------------

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnerships
     ----------------

          (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Series L Shares of which it is the deemed beneficial owner (through ownership of the Debentures);

          (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Series L Shares of which it is the deemed beneficial owner (through ownership of the Debentures);

          (iii)Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Series L Shares of which it is the deemed beneficial owner (through ownership of the Debentures);

                              Page 21 of 31 Pages

          (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Series L Shares of which it is the deemed beneficial owner (through ownership of the Debentures);

          (v) Farallon Capital (CP) Investors, L.P., a Cayman Islands limited partnership ("FCCP"), with respect to the Series L Shares of which it is the deemed beneficial owner (through ownership of the Debentures); and

          (vi) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"), with respect to the Series L Shares of which it is the deemed beneficial owner (through ownership of the Debentures).

     FCP, FCIP, FCIP II, FCIP III, FCCP and Tinicum are together referred to herein as the "Partnerships."

     The  Management Company
     -----------------------

          (vii)Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Series L Shares of which certain accounts managed by the Management Company (the "Managed Accounts)2 are the deemed beneficial owner (through ownership of the Debentures).

     The  General Partner Of The Partnerships
     ----------------------------------------

          (viii)Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Series L Shares of which each Partnership is the deemed beneficial owner (through ownership of the Debentures).

     The Managing Members Of the General Partner And The Management Company
     ----------------------------------------------------------------------

          (ix) The following eleven persons who are managing members of both the General Partner and the Management Company, with respect to the Series L Shares of which the Partnerships and the Managed Accounts are the deemed beneficial owners (through ownership of the Debentures): Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder

-----------
     2Of the Series L Shares reported by the Management Company on behalf of the Managed Accounts, 134,464 Series L Shares (equal to approximately 0.2% of the total Series L Shares currently outstanding) are deemed to be beneficially owned by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut 06881.

                              Page 22 of 31 Pages

               ("Fremder"), Richard B. Fried ("Fried"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Mellin, Millham, Moore, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen other than Enrique H. Boilini who is an Argentinean citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
-------  ---------------------------------------------------

     The approximate net investment cost (including commissions) for the Series L Shares deemed to be beneficially owned by each of the Partnerships and Managed Accounts is set forth below:

                              Page 23 of 31 Pages

                   Series L Shares
  Entity         Beneficially Owned             Approximate Net Investment Cost3
  ------         ------------------             --------------------------------
   FCP               2,774,378                          $7,989,329.00
   FCIP              2,925,224                          $8,370,148.00
   FCIP II             653,664                          $1,759,175.00
   FCIP III            432,174                          $1,125,531.00
   FCCP                385,646                          $1,352,031.00
   Tinicum             340,597                          $1,079,456.00
   Managed
    Accounts         4,486,352                         $13,152,980.00

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP, FCCP, and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP, FCCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, FCCP and Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Debentures underlying the Series L Shares beneficially owned by the Reporting Persons.

 Item 4.  Purpose Of The Transaction.
-------   --------------------------

     All of the Debentures (and the Series L Shares into which they are convertible) have previously been reported by the Reporting Persons in the
Schedule 13G filed by the Reporting Persons earlier this year. The purpose of the acquisition of such Debentures (and the Series L Shares into which they are convertible) is for investment, and the acquisitions of such securities by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Debentures (and/or the Series L Shares), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Debentures (and/or the Series L Shares) or dispose of any or all of its Debentures (and/or Series L Shares) depending upon an ongoing evaluation of the investment in the Debentures (and/or the Series L Shares), prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Debentures (and/or the Series L Shares) which it may hold at any point in time.

--------
     3As the Reporting Persons purchased Debentures, not Series L Shares, the net investment cost reported in Item 3 is the approximate net investment cost of the Debentures held by the Reporting Persons.

                              Page 24 of 31 Pages

     On July 14, 2000, the Company issued a press release in which it announced that it will not make the $6.5 million scheduled interest payment due July 17, 2000 on the Debentures. Consistent with their investment intent, the Reporting Persons have engaged in and may continue to engage in communications with one or more officers and members of the Board of Directors of the Company, one or more shareholders of the Company and/or one or more other holders of Debentures regarding the Company, including but not limited to its operations, and the Debentures (including but not limited to the potential repayment, sale, restructuring and/or exchange of the Debentures).

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

          (a)  The Partnerships

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith as well as Footnote Two hereto is calculated based upon the sum of (i) the 54,225,686 Series L Shares outstanding as of December 31, 1999 as reported by the Company in its Registration Statement for Foreign Issuers filed with the Securities and Exchange Commission on July 25, 1996 and (ii) the number of Series L Shares each Reporting Person is deemed to beneficially own through conversion of Debentures (such number as reported in Row 8, 10 and 11 of each Reporting Person's cover page).

               (c) There have been no purchases or sales of Series L Shares and/or Debentures by the Partnerships in the past 60 days.

               (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Series L Shares (and the underlying Debentures). The Individual Reporting Persons are managing members of the General Partner.

               (e)  Not applicable.

          (b)  The Management Company

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the Management Company is incorporated herein by reference.

                              Page 25 of 31 Pages

               (c) There have been no purchases or sales of Series L Shares and/or Debentures by the Management Company on behalf of the Managed Accounts in the past 60 days.

               (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Series L Shares (and the underlying Debentures) beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

          (c)  The General Partner

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the General Partner is incorporated herein by reference.

               (c)  None.

               (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Series L Shares (and the underlying Debentures). The Individual Reporting Persons are managing members of the General Partner.

               (e)  Not applicable.

          (d)  The Individual Reporting Persons

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

               (c)  None.

               (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Series L Shares (and the underlying Debentures). The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Series L Shares (and the underlying Debentures) beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

                              Page 26 of 31 Pages

     The Debentures in respect of which each Partnership is deemed to beneficially own Series L Shares are owned directly by each such Partnership and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The General Partner, as general partner to the Partnerships, may be deemed the beneficial owner of the Series L Shares beneficially owned by the Partnerships. The Management Company, as investment adviser to the Managed Accounts, may be deemed the beneficial owner of the Series L Shares beneficially owned by the Managed Accounts. The Individual Reporting Persons, as managing members of both the General Partner and/or the Management Company, may each be deemed to be the beneficial owner of all such Series L Shares beneficially owned by the Partnerships and the Managed Accounts. Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Series L Shares.

Item 6. Contracts, Arrangements, Understandings Or
------  Relationships With Respect To Securities Of The Issuer.
        ------------------------------------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.





                              Page 27 of 31 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2000

                    /s/ Thomas F. Steyer
                    ----------------------------------------
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., FARALLON CAPITAL (CP) INVESTORS, L.P.,
                    And TINICUM PARTNERS, L.P.,
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    ----------------------------------------
                    FARALLON CAPITAL MANAGEMENT, L.L.C.,
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /s/ Thomas F. Steyer
                    ----------------------------------------
                    Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                    Joseph F. Downes, William F. Duhamel,
                    Andrew B. Fremder, Richard B. Fried,
                    William F. Mellin, Stephen L. Millham,
                    Meridee A. Moore and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Downes, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 26, 1997, by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited, are hereby incorporated by reference. The Powers of Attorney executed by Duhamel and Fried authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 1999, by such Reporting Persons with respect to the Callable Class A Common Shares of CliniChem Development Inc., are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Steyer to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2000, by such Reporting Person with respect to the Common Shares of Axogen Limited, is hereby incorporated by reference.

                              Page 28 of 31 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

     1. The Management Company
        ----------------------

          (a) Farallon Capital Management, L.L.C.
          (b) One Maritime Plaza, Suite 1325
              San Francisco, California  94111
          (c) Serves as investment adviser to various managed accounts
          (d) Delaware limited liability company

          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark C. Wehrly, Managing Members.

     2. The General Partner
        -------------------

          (a) Farallon Partners, L.L.C.
          (b) c/o Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
              San Francisco, California  94111
          (c) Serves as general partner to investment partnerships
          (d) Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark
              C. Wehrly, Managing Members.

     3. The Individual Reporting Persons/The Managing Members
        -----------------------------------------------------

          Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique
          H. Boilini is an  Argentinean  citizen whose  business  address is c/o
          Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

                              Page 29 of 31 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)









                              Page 30 of 31 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July 21, 2000

                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        FARALLON PARTNERS, L.L.C.,
                        on its own behalf and as General Partner of
                        FARALLON CAPITAL PARTNERS, L.P.,
                        FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., FARALLON CAPITAL (CP) INVESTORS, L.P.,
                        And TINICUM PARTNERS, L.P.,
                        By Thomas F. Steyer,
                        Senior Managing Member

                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        FARALLON CAPITAL MANAGEMENT, L.L.C.,
                        By Thomas F. Steyer,
                        Senior Managing Member

                        /s/ Thomas F. Steyer
                        ----------------------------------------
                        Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                        Joseph F. Downes, William F. Duhamel,
                        Andrew B. Fremder, Richard B. Fried,
                        William F. Mellin, Stephen L. Millham,
                        Meridee A. Moore and Mark C. Wehrly.

                              Page 31 of 31 Pages